Exhibit 97

Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation
Effective Date: October 2, 2023

1.Summary or Rationale
In accordance with the applicable rules of The New York Stock Exchange (the “NYSE”) Listed Company Manual, Section 10D of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Rule 10D-1 thereunder (“Rule 10D-1”), JPMorgan Chase (the “Firm”) has adopted this policy (this “Policy”) to provide for the recovery of Erroneously Awarded Incentive-Based Compensation from Executive Officers in the event of a Restatement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section 5, below.
2.Scope

	Subject to	Role to Play
Lines of Business	•All
Corporate Functions	•All	•Human Resources
Locations	•All
Legal Entities	•All
2.1. Included in Scope
This Policy applies to Incentive-Based Compensation received by a person:
•after beginning service as an Executive Officer,
•who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,
•while the Firm has a class of securities listed on a national securities exchange, and
•during the Recovery Period.
Notwithstanding the look-back requirement, the Firm is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023. This Policy will continue to apply after an employee has terminated.
For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Firm’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
3.Changes from Previous Version
This is the first version of this Policy.

4.Policy Statement
The Firm shall recover reasonably promptly the Erroneously Awarded Incentive-Based Compensation in the event that the Firm is required to prepare a Restatement.
For clarity, the Firm’s obligation to recover Erroneously Awarded Incentive-Based Compensation under this Policy is not dependent on if or when a Restatement is filed.
The Firm shall recover Erroneously Awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under Section 4.1.2 below.
4.1Recovery of Erroneously Awarded Incentive-Based Compensation
4.1.1In the event of a Restatement, the Firm will reasonably promptly recover the Erroneously Awarded Incentive-Based Compensation received in accordance with the NYSE rules and Rule 10D-1 as follows:
•For purposes of determining the relevant Recovery Period, the date that the Firm is required to prepare the Restatement (“Restatement Date”) is the earlier to occur of:
◦the date the Board of Directors of the Firm (the “Board”), a committee of the Board, or the officer or officers of the Firm authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Firm is required to prepare a Restatement, or
◦the date a court, regulator, or other legally authorized body directs the Firm to prepare a Restatement.
•The Compensation & Management Development Committee of the Board (the “Committee”) composed of independent directors responsible for executive compensation, or in the absence of such committee, a majority of the independent directors serving on the Board, shall determine the Erroneously Awarded Incentive-Based Compensation received by each Executive Officer during the relevant Recovery Period.
•The amount of Incentive-Based Compensation subject to recovery under this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid (the “Erroneously Awarded Incentive-Based Compensation”).
•For Incentive-Based Compensation based on (or derived from) the Firm’s stock price or total shareholder return, where the Erroneously Awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement:
◦The amount to be recovered shall be based on a reasonable estimate of the effect of the Restatement on the Firm’s stock price or total shareholder return upon which the Incentive-Based Compensation was received; and
◦The Firm shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the NYSE.
•The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Incentive-Based Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in 4.1.2 below, in no event may the Firm settle for an amount that is less than the Erroneously Awarded Incentive-Based Compensation that is subject to recovery under this Policy.

•To the extent that the Executive Officer has already reimbursed the Firm for any Erroneously Awarded Incentive-Based Compensation received under any duplicative recovery obligations established by the Firm or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the Erroneously Awarded Incentive-Based Compensation that is subject to recovery under this Policy.
4.1.2Notwithstanding anything herein to the contrary, the Firm shall not be required to take the actions contemplated by Section 4.1.1 above if it is determined by the Committee that recovery would be impracticable and any of the following conditions are met:
•The direct expenses paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before making this determination, the Firm shall make a reasonable attempt to recover the Erroneously Awarded Incentive-Based Compensation, document such attempt(s) and provide such documentation to the NYSE;
•Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any Erroneously Awarded Incentive-Based Compensation based on violation of home country law, the Firm shall obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and a copy of the opinion shall be provided to the NYSE; or
•Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Firm, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.
4.2Disclosure Requirements
The Firm shall file all disclosures with respect to this Policy and recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission (“SEC”) filings.
4.3Prohibition of Indemnification
Notwithstanding the terms of any indemnification arrangement or insurance policy with any individual covered by this Policy, the Firm shall not indemnify any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Policy.
4.4 Administration; Amendment; Termination
All determinations under this Policy shall be made by the Committee, including determinations regarding how any recovery under this Policy is effected. Any determinations of the Committee shall be final, binding and conclusive and need not be uniform with respect to each individual covered by this Policy.
The Committee may amend this Policy from time to time and may terminate this Policy at any time, in its discretion.
4.5 Other Recovery Rights
Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Firm under applicable law, regulation or rule or pursuant to the terms of any policy of the Firm or any provision in any employment agreement, equity award agreement, compensation plan, or any other agreement or arrangement.

5.Defined Terms

Executive Officer	An Executive Officer is the Firm’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Firm in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Firm. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an Executive Officer for purposes of this Policy will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).
Financial Reporting Measure	Any measure that is determined and presented in accordance with the accounting principles used in preparing the Firm’s financial statements, and any measures that are derived wholly or in part from such measure. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Firm’s financial statements or included in a filing with the SEC.
Incentive-Based Compensation	Any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
Recovery Period	With respect to any accounting restatement, the three completed fiscal years immediately preceding the Restatement Date, and if the Firm changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.
Restatement	An accounting restatement due to the material noncompliance of the Firm with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).